UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Enzon Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

293904108

(CUSIP Number)

Jonathan couchman

Couchman Management LLC

600 Fifth Avenue, 2nd Floor

New York, NY 10020

ADAM FINERMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 15, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 293904108

1	NAME OF REPORTING PERSON

Jonathan Couchman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF; PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,717,666
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,133,788
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,717,666
	10	SHARED DISPOSITIVE POWER

3,133,788
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,851,454
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.8%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 293904108

1	NAME OF REPORTING PERSON

Couchman Family Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		400,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

400,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

CUSIP No. 293904108

1	NAME OF REPORTING PERSON

Xstelos Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,100,524
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,100,524
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,100,524
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%
14	TYPE OF REPORTING PERSON

CO

CUSIP No. 293904108

1	NAME OF REPORTING PERSON

Myrexis, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		633,264
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

633,264
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

633,264
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%
14	TYPE OF REPORTING PERSON

CO

CUSIP No. 293904108

1	NAME OF REPORTING PERSON

Brian Harper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,590,194
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,590,194
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,590,194
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 293904108

1	NAME OF REPORTING PERSON

Harper Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,590,194
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,590,194
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,590,194
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14	TYPE OF REPORTING PERSON

IA

CUSIP No. 293904108

1	NAME OF REPORTING PERSON

Michael Pearce
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 293904108

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

Mr. Harper, HAM, and Mr. Pearce are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately upon the filing of this Amendment No. 2 to the Schedule 13D. The remaining Reporting Persons will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6 below.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Shares purchased by Mr. Couchman were purchased with personal funds in open market purchases. The Shares purchased by each of the Foundation, Xstelos and Myrexis were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.

The aggregate purchase price of the 4,717,666 Shares beneficially owned by Mr. Couchman is approximately $1,311,093, including brokerage commissions.

The aggregate purchase price of the 400,000 Shares beneficially owned by the Foundation is approximately $96,627, including brokerage commissions.

The aggregate purchase price of the 2,100,524 Shares beneficially owned by Xstelos is approximately $762,377, including brokerage commissions.

The aggregate purchase price of the 633,264 Shares beneficially owned by Myrexis is approximately $88,657, including brokerage commissions.

The aggregate purchase price of the 1,590,194 Shares beneficially owned by HAM is approximately $547,192, including brokerage commissions.

CUSIP No. 293904108

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 44,214,603 Shares outstanding as of September 14, 2020, as reported in the Issuer’s Amendment No. 1 to Form S-1 Registration Statement, filed with the Securities and Exchange Commission on September 15, 2020.

A.	Mr. Couchman
(a)	As of the close of business on September 17, 2020, Mr. Couchman beneficially owned 4,717,666 Shares. As the sole trustee of the Foundation, Mr. Couchman may be deemed to beneficially own the 400,000 Shares owned by the Foundation. As the President and Chief Executive Officer of Xstelos, Mr. Couchman may be deemed to beneficially own the 2,100,524 shares of Common Stock owned by Xstelos. As the President and Chief Executive Office of Myrexis, Mr. Couchman may be deemed to beneficially own the 633,264 shares of Common Stock owned by Myrexis.

Percentage: Approximately 17.8%

(b)	1. Sole power to vote or direct vote: 4,717,666
2. Shared power to vote or direct vote: 3,133,788
3. Sole power to dispose or direct the disposition: 4,717,666
4. Shared power to dispose or direct the disposition: 3,133,788
(c)	Mr. Couchman has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.
B.	The Foundation
(a)	As of the close of business on September 17, 2020, the Foundation beneficially owned 400,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 400,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 400,000
(c)	The Foundation has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

CUSIP No. 293904108

C.	Xstelos
(a)	As of the close of business on September 17, 2020, Xstelos beneficially owned 2,100,524 Shares.

Percentage: Approximately 4.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,100,524
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,100,524
(c)	Xstelos has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.
D.	Myrexis
(a)	As of the close of business on September 17, 2020, Myrexis beneficially owned 633,264 Shares.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 633,264
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 633,264
(c)	Myrexis has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.
E.	Mr. Harper
(a)	Mr. Harper, as President of HAM, may be deemed the beneficial owner of 1,590,194 Shares owned by HAM.

Percentage: Approximately 3.6%

(b)	1. Sole power to vote or direct vote: 1,590,194
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,590,194
4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Harper has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares by HAM since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

CUSIP No. 293904108

F.	HAM
(a)	As of the close of business on September 17, 2020, HAM beneficially owned 1,590,194 Shares.

Percentage: Approximately 3.6%

(b)	1. Sole power to vote or direct vote: 1,590,194
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,590,194
4. Shared power to dispose or direct the disposition: 0
(c)	The transactions in the Shares by HAM since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
G.	Mr. Pearce
(a)	As of the close of business on September 17, 2020, Mr. Pearce did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Pearce has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.

CUSIP No. 293904108

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On September 17, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 2 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

99.1	Joint Filing Agreement by and among Jonathan Couchman, Couchman Family Fund, Xstelos Corp. and Myrexis, Inc., dated September 17, 2020.

CUSIP No. 293904108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2020

XSTELOS CORP.

By:	/s/ Jonathan Couchman
	Name:	Jonathan Couchman
	Title:	President and Chief Executive Officer

COUCHMAN FAMILY FUND

By:	/s/ Jonathan Couchman
	Name:	Jonathan Couchman
	Title:	Trustee

myrexis, inc.

By:	/s/ Jonathan Couchman
	Name:	Jonathan Couchman
	Title:	President and Chief Executive Officer

Harper Asset Management, LLC.

By:	/s/ Brian Harper
	Name:	Brian Harper
	Title:	President

/s/ Jonathan Couchman
JONATHAN Couchman Individually and as attorney-in-fact for Brian Harper and Michael Pearce

CUSIP No. 293904108

SCHEDULE B

Transactions in the Shares Since the Filing of Amendment No. 1 to the Schedule 13D

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase

Harper Asset Management, LLC

Sale of Common Stock	(52,100)	0.1834	08/24/2020
Sale of Common Stock	(25,000)	0.1913	08/25/2020